

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, February 18, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR ANNOUNCES 2004 YEAR-END RESULTS

2004 HIGHLIGHTS

- *Successful start up of the Rosebel mine on time and on budget*
- *Record gold production of 694,100 ounces at a mine operating cost of $244 per ounce*
- *Revenues of $300.9 million, a 55% increase over last year*
- *Writedown of $73.2 million of the Doyon mine*
- *Net loss of $73.8 million ($0.30 per share)*
- *57% increase in cash flow from operating activities to $38.0 million*
- *Cash and short-term investments of $54.9 million*
- *Reduction of the hedge book by 541,000 ounces*
- *Acquisition of residual 50% interest in the Niobec mine*
- *Successful $ 88 million (Cdn $110 million) equity financing*

For the full year 2004, revenues increased to $300.9 million, compared to $193.9 million in the previous year. Cash flow from operating activities was $38.0 million compared to $24.2 million in 2003. Adjusted cash flow[1] was $50.2 million compared to $36.4 million in 2003. The Company posted a non-cash impairment loss and restructuring cost of $73.2 million due to the complete re-evaluation of the Doyon mine and associated hedges. As a result of this major impairment, the net loss for 2004 totaled $73.8 million ($0.30 per share) compared to net earnings of $0.8 million in 2003. Higher gold sales contributed to the increase in revenues and cash flow from operating activities in 2004.

Operating costs were negatively affected by the strength of the Canadian dollar ($7.8 million) and higher costs for fuel ($4.7 million) and other consumables such as steel, chemicals, lubricants and others, as compared to costs in 2003.

FOURTH QUARTER

For the fourth quarter ended December 31, 2004, revenues totaled $81.9 million as compared to $58.7 million for the same period last year. Higher gold sales contributed to the increased revenue in the fourth quarter. Cambior realized a net loss of $76.7 million ($0.28 per share) for the quarter compared to net earnings of $4.6 million ($0.02 per share) for the corresponding quarter in 2003. Cash flow from operating activities for the quarter was $3.8 million, compared to $17.4 million for the same period in 2003. Adjusted cash flow[1] from operating activities was $6.8 million, compared to $20.5 million for the corresponding quarter of the previous year.

The fourth quarter results were negatively affected by:

1. Continued operating challenges, and a non-cash asset devaluation and mark-to-market valuation of the 2005-2007 hedge commitments assigned to the Doyon mine totaling $71.2 million;
2. Strong Canadian dollar ($2.3 million) and higher commodity costs, particularly fuel ($2.5 million) when compared to the same period last year. The fuel impact was especially significant at the Omai mine, which generates its own electric power using diesel generators;
3. Non-recurring closure cost provisions at Omai ($3.1 million) and non-recurring provisions for the post-retirement health care at Niobec ($0.5 million); and
4. Higher exploration and business development expenditures, including costs associated with the failed Poderosa acquisition in Peru ($0.4 million).

The above items overshadowed a very positive quarter at Rosebel, which generated net earnings of $7.7 million and an operating cash flow of $17.3 million.

COMMENTARY

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated, "The major highlight of 2004 was the Company's all-time record gold production resulting from the successful start-up of commercial production at the Rosebel mine and its excellent operational performance, which surpassed all of our expectations. Compared to the prior year, total sales improved by 55% and cash flow generated from operations increased by 57%. We are very disappointed by the loss of $73.8 million for the year caused by an impairment charge of $73.2 million resulting from the complete re-evaluation of the Doyon mine and associated hedges. For 2005, we will maintain an aggressive exploration and development program valued at $28 million in order to increase our reserve and resource base at the new Rosebel mining property, and advance the Camp Caiman, La Arena-El Toro and Westwood projects towards production decisions; we will also continue the search for new business opportunities. We forecast major improvements in our financial results for 2005."

Gold Hedging Program

As part of its restructuring program in 2001, the Company was required to implement a gold hedging program by its lenders. In August 2003, management successfully eliminated the loan convenant. During 2004, the Company made major progress towards its objective of becoming hedge-free for its gold operations. The Company did not eliminate all of its forward

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1 Adjusted cash flow is the cash flow from operating activities presented without the impact of deferred revenue from the delivery of gold on prepaid forward sales.

commitments by year-end due to a stronger gold price in the fourth quarter. However, the Company positioned itself to deliver 96% of its 2005 gold production at market price and remains committed to opportunistic buy-back of the remaining 2006-2007 positions on gold price weaknesses and as the forward price decreases.

Progress on the hedge commitment, including the prepaid gold forward sales, over the past years is as follows:

	Ounces committed	Variation from previous year
12/31/01	1,887,000	-6%
12/31/02	1,286,000	-32%
12/31/03	746,000	-42%
12/31/04	205,000	-73%

The Company eliminated all call option obligations and lease rate swaps during 2004.

The results of the Omai mine and the Canadian operations were adversely affected by the cost of closing gold hedges in 2004, thereby incurring deferred losses which were accounted for in revenues, and partially offsetting higher prices obtained from sales in the market. The impact of gold hedging on both earnings and operating cash flow in recent years and the estimated impact for future years based on a market gold price of $425 per ounce are as follows:

	2002	2003	2004	2005(E)	2006(E)	2007(E)
Market gold price ($/oz)	310	363	409	425	425	425
Impact on earnings ($ millions)	(17.6)	(21.6)	(36.9)*	(14.9)	(2.3)	(0.2)
Impact on operating cash flow ($ millions)	(3.8)	(21.7)	(36.0)	(19.1)	(12.7)	(4.2)

*Includes the mark-to-market of Doyon's hedges as a part of the asset impairment charge.

Impairment Charge of the Doyon Mine

In conjunction with the revision of long-term mining plans and the update of mineral reserves, the Company reviews the carrying value of its mines and projects. The Company's review of the Doyon mine resulted in an impairment for the following reasons:

1. Ground stability issues in the second quarter caused rock mechanics constraints and a reduction in available production areas, which resulted in a planned decrease in the underground mining rate from one million tonnes per year to 700,000 tonnes per year; and

2. The reduced mining rate caused an increase in unit mining costs and a reduction in mining reserves.

Since the Doyon mine's book value was in excess of future undiscounted net cash flows, the asset value was reduced to the present value of future net discounted cash flows, which totaled $51 million. This entailed an asset devaluation of $52.6 million. As a consequence, as per the accounting guidelines, the gold hedges associated with Doyon were marked-to-market at the year-end price of $438 per ounce; the mark-to-market charge of $14.3 million was further increased by deferred losses from previously closed hedges of $4.3 million for year the 2005. The total impairment charge amounted to $71.2 million in the fourth quarter.

The Doyon mine has been a solid gold producer for the past 25 years, with cumulative output of 5 million ounces. Cambior believes that its land holdings in this prolific Doyon-Bousquet-LaRonde gold camp has the potential for further discoveries as demonstrated by our initial successes on the Westwood property. We intend to pursue an aggressive exploration program, particularly at depth on the Westwood horizon. Obviously, any new orebody would benefit from the existing mill and infrastructure in place.

Financial Position

At year end, Cambior's financial obligations stood at $77.5 million while cash and short-term investments amounted to $54.9 million.

The Company reimbursed the higher-cost bank loan and residual payments assumed as part of the Sequoia Minerals Inc. acquisition. The Company also achieved completion of Rosebel under the terms of its credit facility and the interest cost on its $50 million term loan will be reduced by at least 1% effective January 1, 2005.

Capital expenditures totaled $133.0 million in 2004, compared to $107.2 million in 2003. Investments were principally made for the acquisition of Sequoia Minerals Inc. comprised mainly of a 50% interest in the Niobec mine ($42.0 million), the completion of Phase-1 construction and pre-production expenditures and the initiation of Phase-2 construction at Rosebel ($29.4 million), the privatization of the Linmine bauxite assets and construction of a related power plant ($16.3 million) and sustaining capital, exploration and development works at Cambior's operations and advanced projects ($45.3 million).

PRODUCTION HIGHLIGHTS

Cambior achieved record gold production of 694,100 ounces at a mine operating cost of $244 per ounce in 2004, compared to 521,500 ounces at $241 per ounce in the previous year. The 33% increase in production is attributable to the successful start-up of commercial production at the Rosebel mine in the first quarter of 2004 and its excellent operating performance throughout the ten following months. Consolidated unit costs were higher in 2004, mainly because of the stronger Canadian dollar and higher energy costs as well as the poor performance of the Doyon mine.

For the fourth quarter of 2004, gold production totaled 175,100 ounces at a mine operating cost of $251 per ounce compared to 143,100 ounces at a mine operating cost of $231 per ounce for the corresponding quarter in 2003. Increased unit costs in the fourth quarter of 2004 were due to the stronger Canadian dollar, extremely high fuel prices and operating difficulties at the Doyon mine in October and November.

OPERATIONS

The beginning of commercial production at the **Rosebel** mine in Suriname was the initial step in the Company's growth strategy. The Rosebel mine is now the Company's most important gold producing asset and the construction and development of the mine were completed on time and on budget in February 2004. During the initial ten months of operations, the milling capacity gradually increased to reach an average milling rate above 17,000 tonnes per day in the fourth quarter of 2004, which represents a 21% improvement over the design capacity. Since the beginning of its commercial production in mid-February 2004, the mine has processed 5.1 million tonnes at an average grade of 1.84 g Au/t for production of 273,700 ounces, representing a 12% increase over the initial mining plan. Mine operating costs were $170 per ounce, in line with the initial budget. Record production of 93,300 ounces was achieved in the fourth quarter, with an average throughput of 17,200 tonnes per day at an average grade of 1.93 g Au/t, well in excess of initial forecast. Mine operating costs for the quarter were $158 per ounce, representing the Company's lowest unit cost.

Production at the **Omai** mine for 2004 was 240,400 ounces of gold, slightly higher than the original plan for the year. Mine operating costs were $244 per ounce in 2004, compared to $220 per ounce last year. The last blast in the Fennell pit took place in early October. Subsequently, the mill has been exclusively processing low-grade hard rock ore from the stockpiles accumulated during the initial years of production. For the fourth quarter of 2004, gold production totaled 43,000 ounces at a mine operating cost of $307 per ounce compared to 77,200 ounces at $199 per ounce for the corresponding quarter of 2003; as expected, the lower production level was due to the lower grade of the stockpiles. The high cost of fuel had the most severe impact on Omai with year-over-year increased costs of $1.8 million in the fourth quarter and $3.6 million for the full year.

For 2004, the **Doyon Division** (which includes both the Doyon and Mouska mines) produced 146,500 ounces of gold at a mine operating cost of $374 per ounce; a major reduction compared to both the 217,200 ounces produced in 2003 at a mine operating cost of $267 per ounce and the initial 2004 budgeted production of 192,000 ounces. For the fourth quarter of 2004, gold production at the Doyon Division totaled 31,300 ounces at a mine operating cost of $430 per ounce, compared to 55,900 ounces at a mine operating cost of $273 per ounce for the corresponding quarter of 2003. The lower gold production and higher mine operating costs for both periods are due to the reorganization of the Doyon mine in the second half of 2004, which resulted in a decrease in the underground mining rate from 1,000,000 tonnes per year to 700,000 tonnes per year and a corresponding reduction of manpower. The **Mouska** mine resumed operating activities in October 2004, one month earlier than scheduled, following the completion of the shaft deepening program. As part of the reorganization, Cambior re-evaluated the Doyon mine and consequently posted an asset reduction of $52.6 million.

Cambior's share of production from the **Sleeping Giant** mine amounted to 33,500 ounces of gold in 2004, at a mine operating cost of $291 per ounce, compared to 33,300 ounces last year at a unit cost of $246 per ounce. For the fourth quarter, Cambior's share of production totaled 7,500 ounces at a unit cost of $327 per ounce compared to 10,000 ounces for the same period of the prior year at a unit cost of $239 per ounce. The decrease in gold production is related to a lower tonnage milled because of low broken ore inventory and delays in lateral development during 2004 caused by manpower shortages.

For 2004, the Company's niobium sales from the **Niobec** mine totaled $36.6 million compared to sales of $22.2 million in 2003. Niobium sales for the fourth quarter were $12.5 million compared to $5.2 million. Sales were higher due to the acquisition of the remaining 50% interest in the Niobec mine following the completion of the acquisition of Sequoia Minerals Inc in July 2004.

MINERAL RESERVES AND RESOURCES

At year-end 2004, proven and probable reserves for the gold mines amounted to 3.5 million ounces of gold contained compared to 4.1 million ounces of gold contained at the end of 2003, representing a 14% decrease due to the loss of ore reserves at the Doyon mine and the progressive depletion of the Omai mine. However, the Rosebel mine added 380,000 ounces to its mining reserves, well in excess of its annual production. In general, the Mouska and Sleeping Giant underground mines each renewed their mining reserves in 2004. At the Omai mine, all of the remaining mineral reserves consist uniquely of the low-grade stockpiles accumulated during the initial years of production; processing should be completed by the end of the third quarter of 2005, after almost 13 years of production.

Due to exploration completed in 2004, mainly at the Camp Caiman project and Rosebel mine, measured and indicated resources increased by 24% to total 3.5 million ounces of gold contained at year end while inferred resources increased by 42% due mainly to the Westwood project. Reclassification of measured and indicated resources on advanced projects is conditional on the completion of feasibility studies.

Reserves were calculated at $400 per ounce ($350 per ounce last year); a sensitivity analysis at $375 per ounce shows a 3% drop in mineral reserves as compared to a 4% gain when they are calculated at $425 per ounce. Reserves and resources, along with the identification of the qualified persons who prepared these calculations in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, are summarized in the consolidated financial statements and explanatory notes thereto.

A drilling campaign at the Niobec mine increased year-end mineral reserves to 24.3 million of tonnes at 0.66% Nb_2O_5 from 22.6 million tonnes at 0.65 % Nb_2O_5, for approximately 18 years of production at the current mining rate.

The newly acquired bauxite operations in Linden, Guyana had proven and probable mineral reserves of 62.3 million tonnes at a grade of 60% Al_2O_3 at year-end 2004, which corresponds to approximately 60 years of production at the expected 2006 expanded production rate.

EXPLORATION AND BUSINESS DEVELOPMENT

In 2004, Cambior pursued an aggressive exploration and business development program with total expenditures of $28.0 million. The program had three components:

1. Exploration and development drilling at operating mines to increase reserves and resources. As mentioned above, excellent results were obtained at Rosebel and Niobec and results met expectations at Mouska and Sleeping Giant;

2. Development expenditures on advanced projects; and

3. Grassroots exploration.

Camp Caiman

During the fourth quarter of 2004, the French Government granted Cambior a 30 km^2 mining concession for the project for a period of 25 years. An 18,000-metre drilling program was completed on the property and the geological model was updated with an estimated measured and indicated resource base of 21.8 million tonnes at an average grade of 2.22 g Au/t, representing 1.54 million ounces of gold contained, of which 60% are in saprolite material. All environmental, geotechnical and metallurgical studies have been completed and applications for the various operating permits are in final preparation. Alternatives in several design aspects are being studied in order to fully utilize the Company's operating experience gained in the Guiana Shield and also reflect the French operating requirements for optimal results. In 2005, a budget of $7.0 million will be allocated for the project to complete a 24,100-metre drilling program in the first half of 2005 to increase the reserve and resource base and finalize the Feasibility Study by mid-2005.

Westwood

The $1.4 million exploration program returned encouraging results at depth on the Westwood project, located 2.5 kilometres east of the Doyon mine. A very preliminary evaluation of all drilling results indicates inferred resources of 8.6 million tonnes at an average grade of 5.2 g Au/t diluted at 20%, representing 1.45 million ounces of gold contained in the Westwood and North Corridor mineralized horizons.

In 2004, surface drilling (total of 4,233 m) included the completion of three wedges from the first main hole (1158-02) and a second main hole (1159-03-04). The style of mineralization encountered in the Westwood deep area was very similar to drilling results in 2003 and the known mineralized zone extends approximately 350 metres laterally by 1.2 km down plunge. The mineralization intersected in the Westwood and North Corridor are in felsic volcanics containing disseminated to semi-massive sulphides.

The exploration drift from the 14th level of the Doyon mine progressed eastward towards the Westwood sector with 722 metres of advancement. Two exploration holes were completed during the fourth quarter from the first drilling bay located approximately 2 km west of the previously drilled Westwood sector to verify extensions of the Warrenmac-Westwood stratigraphic horizon (3,064 m). Both holes intersected low-grade mineralization corresponding to the targeted horizons. Both holes also displayed alteration zones of chlorite, sericite and garnet, which are typical of the sulphide environment of the Bousquet-LaRonde area. Finally, the second hole intersected a new mineralized structure located within the Mooshla intrusive and indicated a pyrite-chalcopyrite breccia zone located to the east of the Doyon fault. Best results returned include 2.5 g Au/t over 1.5 m and 1.4 g Au/t over 2.5 m and deserve some follow-up.

Andes

Cambior holds exploration properties in Peru covering an area of 137,326 hectares. An amount of $4.6 million was spent in 2004 for drilling, geological mapping and tunnel sampling, as well as a 4,200-km airborne geophysics survey (MAG and EM) which was completed over the Huamachuco region, in northeastern Peru. On the **La Arena** gold property, a 1,000-metre diamond drilling program was completed on the main deposit to verify the new geological interpretation following extensive surface mapping. Holes were drilled in the centre of the main gold deposit and the results confirmed mineralization presence and grade. The 2005 drilling program should focus on completing a reserve estimate and extending the resources on the extensions of the known deposit.

On the **El Toro** property, surface geological mapping, as well as mapping and sampling of 54 tunnels have been completed. Geological interpretation confirms the Company's initial model and sample results show a surface anomaly of 1.5 x 2.0 km using a cut-off grade of 0.3 g Au/t, which doubles the initial surface gold anomalies. Tunnel sampling shows high-grade results (up to 18 g Au/t over 1 m) associated with narrow structures. Structural controls oriented north-south and NW-SE are very significant and present everywhere in the mineralized zone. Mineralization is associated with highly-fractured sediments and intrusives. A total of 13 core holes totaling 2,269 metres have been completed on the property. Drilling results to date have confirmed the geological model and the mineralized gold-bearing zone. The gold-bearing zone has an average grade varying between 0.5 to 1.0 g Au/t of oxidized and fractured material and shows a similar style of mineralization as the La Arena property.

Omai Bauxite

The Company completed the transaction with the Government of Guyana to privatize bauxite assets at Linden and create the new company Omai Bauxite Mining Inc. (OBMI). Cambior owns a 70% interest in OBMI and the Government of Guyana a 30% interest. Cambior has already deployed available equipment from the Omai mine and will rehabilitate the processing plant and improve the existing infrastructure. It is anticipated that this mine will generate sales of approximately $42 million with $8 million in operating cash flow in 2005, a transition year as the production facilities are being rehabilitated for full production in 2006.

Carlota Copper

The Company is evaluating its options to realize maximum value from its fully permitted Carlota copper project in Arizona in this favourable copper market. A feasibility study was finalized on a stand-alone basis, as BHP Base Metals Inc. abandoned the Joint Carlota-Pinto Valley development alternative. Strategic review should be completed in the first half of 2005.

2005 PRODUCTION TARGETS

Cambior's gold production target for 2005 is 621,000 ounces at an estimated mine operating cost of $250 per ounce. The decrease in the 2005 projected production compared to 2004 is the result of the scheduled shutdown of the Omai mine by the end of third quarter of 2005 and reduced throughput at the Doyon mine. Total capital expenditures for 2005 are estimated at $80.0 million, including sustaining capital of $27.6 million.

2005 targets		
Gold mines	**Production (ounces)**	**Mine operating cost ($/oz)**
Rosebel	320,000	193
Omai	107,000	293
Doyon Division	166,000	322
Sleeping Giant (50%)	28,000	320
TOTAL	**621,000**	**250**

2005 targets	
Non-gold mines	**Sales (in millions of $)**
Niobec (niobium)	47
OBMI (calcined bauxite)	42

Appointment

We are pleased that Mr. Mike Boudreault joined Cambior at the start of 2005 as Vice President, Human Resources. Mr. Boudreault has over 20 years of experience in senior human resources positions.

Consolidated Financial Statements

The consolidated financial statements and explanatory notes for the fourth quarter and for the year ended December 31, 2004, are available in PDF format on our website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the Year-End 2004 Financial Results Conference Call

Cambior will host a conference call on **February 18, 2005** at 1:30 p.m., local time, to discuss its fourth quarter and audited year-end 2004 financial results.

Financial analysts are invited to participate in the call, free of charge, by dialing 1-800-396-0424 in North America. Outside of North America, please dial (416) 641-6684. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21228406. The web-cast will also be archived on the Company's website.

Record Date Set for Cambior's Annual General and Special Meeting of Shareholders

Cambior Inc. announces that its Board of Directors adopted a resolution fixing the close of business on Thursday, March 24, 2005, as the record date for the purpose of determining shareholders entitled to receive notice of its Annual General and Special Meeting of Shareholders.

The Annual General and Special Meeting of Shareholders of Cambior Inc. will be held at the Hilton Bonaventure Hotel in Montreal on Thursday, May 12, 2005 at 11:00 a.m. (local time).

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally operate. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2003 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, plans for reduction of hedging, future sales and financial results, production targets and timetables, evolution of mineral reserves, mine operating costs, capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.: (450) 677-2699
          1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2005-03

HIGHLIGHTS

(unaudited)	Fourth quarter ended December 31,		Years ended December 31,	
	2004	2003	**2004**	2003
RESULTS (in millions of $)				
Revenues	**81.9**	58.7	**300.9**	193.9
Cash flow from operating activities	**3.8**	17.4	**38.0**	24.2
Net earnings (loss)	**(76.7)**	4.6	**(73.8)**	0.8
PER SHARE ($)				
Net earnings (loss)	**(0.28)**	0.02	**(0.30)**	0.00
Basic weighted average number of common shares outstanding (in millions)	**269.9**	222.9	**249.3**	188.0
GOLD PRODUCTION				
Number of ounces produced (000)	**175**	143	**694**	522
Mine operating costs ($ per ounce)	**251**	231	**244**	241

	Dec. 31, 2004	Dec. 31, 2003
FINANCIAL POSITION (in millions of $)		
Cash and short-term investments	**55**	95
Total assets	**590**	498
Shareholders' equity	**375**	338
Total number of shares outstanding (in millions)	**274.2**	240.8

MINERAL RESERVES AND RESOURCES **Gold (ounces contained)**	**Dec. 31, 2004** **@ $400/oz**	Dec. 31, 2003 @ $350/oz
Proven and probable reserves	**3,541,200**	4,078,800
Mesured and indicated resources	**3,480,500**	2,804,500
Inferred resources	**3,677,400**	2,581,650

GOLD PRODUCTION STATISTICS *(unaudited)*	Fourth Quarter ended December 31,		Year ended December 31,	
	2004	2003	**2004**	2003
Rosebel (100%) [1]				
Production (ounces)	**93,300**	-	**273,700**	-
Tonnage milled (t)	**1,580,000**	-	**5,067,000**	-
Grade milled (g Au/t)	**1.93**	-	**1.84**	-
Recovery (%)	**95**	-	**94**	-
Mine operating costs ($ per tonne milled)	**9**	-	**9**	-
Mine operating costs ($ per ounce)	**158**	-	**170**	-
Depreciation, depletion and amortization ($ per ounce)	**67**	-	**78**	-
OMAI (100%)				
Production (ounces)	**43,000**	77,200	**240,400**	271,000
Tonnage milled (t)	**1,414,500**	1,408,300	**5,545,400**	5,748,400
Grade milled (g Au/t)	**1.05**	1.85	**1.46**	1.61
Recovery (%)	**91**	93	**93**	92
Mine operating costs ($ per tonne milled)	**9**	11	**11**	10
Mine operating costs ($ per ounce)	**307**	199	**244**	220
Depreciation, depletion and amortization ($ per ounce)	**31**	37	**37**	36
Doyon Division [2]				
Production (ounces)	**31,300**	55,900	**146,500**	271,200
Tonnage milled (t)				
Underground mines	**180,100**	299,800	**964,200**	1,122,700
Pit and low grade stockpile	**21,900**	10,800	**207,800**	155,600
Total	**202,000**	310,600	**1,172,000**	1,278,300
Grade milled (g Au/t)				
Underground mines	**5.5**	6.1	**4.6**	6.2
Pit and low grade stockpile	**1.3**	1.0	**1.5**	1.0
Average	**5.0**	5.9	**4.1**	5.6
Recovery (%)	**97**	95	**96**	95
Mine operating costs ($ per tonne milled)	**67**	49	**47**	45
Mine operating costs ($ per ounce)	**430**	273	**374**	267
Depreciation, depletion and amortization ($ per ounce)	**114**	70	**97**	71
Sleeping Giant (50%)				
Production (ounces)	**7,500**	10,000	**33,500**	33,300
Tonnage milled (t)	**22,500**	24,900	**96,500**	88,200
Grade milled (g Au/t)	**10.7**	12.8	**11.1**	12.1
Recovery (%)	**97**	97	**97**	97
Mine operating costs ($ per tonne milled)	**109**	96	**101**	93
Mine operating costs ($ per ounce)	**327**	239	**291**	246
Depreciation, depletion and amortization ($ per ounce)	**61**	59	**63**	53
TOTAL GOLD PRODUCTION (ounces)	**175,100**	143,100	**694,100**	521,500
MINE OPERATING COSTS ($ per ounce)	**251**	231	**244**	241

[1] Production began in February 2004.

[2] Includes the Doyon and Mouska mines. Production from Mouska was temporarily suspended in late December 2003 to allow for shaft deepening. Production resumed in October 2004.

GOLD PRODUCTION STATISTICS (continued)

CONSOLIDATED GOLD PRODUCTION COSTS *($ per ounce) (unaudited)*	Fourth Quarter ended December 31,		Year ended December 31,	
	2004	2003	**2004**	2003
Direct mining costs	**250**	215	**238**	232
Deferred stripping costs	**-**	15	**6**	9
Refining and transportation	**2**	3	**2**	2
By-product credits	**(1)**	(2)	**(2)**	(2)
Mine operating costs	**251**	231	**244**	241
Royalties	**13**	11	**13**	10
Total operating costs	**264**	242	**257**	251
Depreciation, depletion and amortization	**66**	51	**67**	51
Restoration	**3**	4	**2**	4
Total production costs	**333**	297	**326**	306

MINERAL RESERVES AND RESOURCES [1] CAMBIOR'S SHARE						
	December 31, 2004 @ $400/oz			December 31, 2003 @ $350/oz		
GOLD OPERATIONS	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces Contained (oz)**	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
Rosebel (100%)						
Proven Reserves	**20,551**	**1.5**	**992,000**	-	-	-
Probable Reserves	**32,359**	**1.4**	**1,467,000**	47,165	1.6	2,382,000
Indicated Resources	**33,611**	**1.1**	**1,176,000**	23,429	1.2	901,300
Inferred Resources	**30,074**	**1.2**	**1,147,000**	19,100	1.4	858,100
OMAI Gold (100%)						
Proven Reserves	**3,878**	**1.0**	**122,000**	9,183	1.2	358,100
Probable Reserves	**-**	**-**	**-**	20	1.5	1,000
Doyon Division (100%)[2]						
Proven Reserves	**2,076**	**5.9**	**393,200**	3,135	5.3	537,200
Probable Reserves	**2,424**	**6.1**	**475,400**	3,622	6.2	721,300
Measured Resources	**859**	**4.3**	**117,400**	277	3.5	30,700
Indicated Resources	**1,775**	**4.1**	**234,100**	2,115	3.7	251,500
Inferred Resources	**3,721**	**6.3**	**752,700**	3,706	5.8	696,400
Sleeping Giant (50%)						
Proven Reserves	**98**	**11.6**	**36,300**	75	11.2	26,950
Probable Reserves	**147**	**11.7**	**55,300**	134	12.1	52,250
Inferred Resources	**82**	**9.0**	**23,700**	176	9.8	55,450
GOLD PROJECTS						
Camp Caiman (100%)						
Measured Resources	**5,381**	**2.6**	**456,000**	9,497	2.7	817,000
Indicated Resources	**16,407**	**2.1**	**1,083,000**	6,260	1.9	390,000
Inferred Resources	**5,973**	**1.6**	**304,000**	10,971	2.0	694,000
La Arena (100%)						
Indicated Resources	**13,400**	**1.0**	**414,000**	13,400	1.0	414,000
Westwood (100%)						
Inferred Resources	**8,613**	**5.2**	**1,450,000**	2,072	4.2	277,700
TOTAL GOLD						
Proven and Probable Reserves			**3,541,200**			4,078,800
Measured and Indicated Resources			**3,480,500**			2,804,500
Inferred Resources			**3,677,400**			2,581,650

(1) Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Mineral reserves and resources were estimated using a long-term gold price assumption of $400/oz in 2004 and $350/oz in 2003. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

(2) Includes mineral reserves and resources from the Doyon and Mouska mines.

MINERAL RESERVES AND RESOURCES NON-GOLD CAMBIOR'S SHARE						
	December 31, 2004			December 31, 2003		
NIOBIUM OPERATION	**Tonnes (000)**	**Grade Nb$_2$O$_5$ (%)**	**Contained tonnes (000) Nb$_2$O$_5$**	Tonnes (000)	Grade Nb$_2$O$_5$ (%)	Contained tonnes (000) Nb$_2$O$_5$
Niobec (100%)[3]						
Proven Reserves	**16,068**	**0.64**	**103**	8,655	0.63	55
Probable Reserves	**8,188**	**0.71**	**58**	2,658	0.72	19
Inferred Resources	**4,447**	**0.67**	**30**	4,135	0.67	28

	Tonnes	Grade			Grade	
BAUXITE OPERATION		**Al$_2$O$_3$**	**SiO$_2$**	Tonnes	Al$_2$O$_3$	SiO$_2$
	(000)	**(%)**	**(%)**	(000)	(%)	(%)
OMAI Bauxite (100%) [4]						
Proven Reserves	**6,758**	**59.9**	**6.0**	-	**-**	**-**
Probable Reserves	**55,568**	**60.1**	**5.2**	-	**-**	**-**

COPPER PROJECT	**Tonnes (000)**	**Grade Cu (%)**	**Contained tonnes Cu (000)**	Tonnes (000)	Grade Cu (%)	Contained tonnes Cu (000)
Carlota (100%) [5]						
Probable Reserves	**91,100**	**0.39**	**355**	78,830	0.47	371

(3) Cambior owns 100% of Niobec following the acquisition of the remaining 50% interest belonging to Sequoia Minerals Inc. on July 2, 2004.

(4) On December 9, 2004, Cambior completed the transaction for the privatization of certain assets of Linden Mining Entreprises Ltd. (Linmine) in Guyana. Cambior owns 70% of OMAI Bauxite Mining Inc. and the remaining 30% is owned by the Government of Guyana.

(5) Probable reserves for the Carlota project were calculated using a copper price of $0.90/lb in 2003 and $1.00/lb in 2004.

MINERAL RESERVES AND RESOURCES

Mineral reserves and resources have been estimated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves"). There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. Reserve estimation is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons [1] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

Mine	Name	Title
Rosebel (Suriname)	R. Sirois	Geology Superintendent
	A. Croal	Engineering Superintendent
Doyon (Quebec, Canada)	D. Doucet	Chief Geology Department
	F. Girard	Chief Engineer
Mouska (Quebec, Canada)	P. Lévesque	Chief Geology Department
	P. Sévigny	Chief Engineer
Sleeping Giant (Quebec, Canada)	F. Blanchet	Chief Geology Department
	D. Vallières	Chief Engineer
OMAI (Guyana)	Y. Michaud	Technical Services Superintendent
	R. Walish	General Manager
Gold Projects		
Camp Caiman (French Guiana)	F. Viens	Vice-president, Business Development and Exploration – Cambior Inc.
	F. Clouston	Manager – Project Evaluation
La Arena (Peru)	F. Clouston	Manager – Project Evaluation
Westwood	D. Doucet	Chief Geology Department
Industrial Minerals		
Niobec [2] (Quebec, Canada)	D. Villeneuve	Chief Geologist
	S. Thivierge	Engineering Superintendent
Omai Bauxite (Guyana)	R. Walish	General Manager
Copper Projects		
Carlota (Arizona, USA)	G. Pennell	Consulting Engineer
	J. Fountain	General Manager- Carlota Copper Company

(1) Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.
(2) The Niobec mine has been wholly-owned by Cambior since July 2, 2004. Prior to that date, it was jointly owned by operator Sequoia Minerals Inc. (50%) and Cambior (50%), who was responsible for the marketing..

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc., who is also a qualified person.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2003 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.